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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

E-Z-EM, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

269305 40 5

(CUSIP Number)

David P. Meyers
1534 North Decatur Road
Atlanta, Georgia 30307
(404)371-0563

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 269305 40 5

1.	Name of Reporting Person: Stuart J. Meyers		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 482,543

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 482,543

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 482,543

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 4.48%

14.	Type of Reporting Person (See Instructions): IN

* See Instructions

EXPLANATORY NOTE

          This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed solely on behalf of Stuart J. Meyers (the “Reporting Person”).

      This Amendment No. 6 relates to and amends, solely with respect to the Reporting Person, Items 2 and 5 of the Schedule 13D originally filed on June 21, 2002 jointly by and on behalf of the Reporting Person, David P. Meyers, Jonas I. Meyers, Betty K. Meyers, the Meyers Management Trust and the Meyers Family Limited Partnership, as previously amended on October 7, 2002, August 8, 2003, October 14, 2003, February 24, 2004 and, solely with respect to Jonas I. Meyers, on January 11, 2005 (as so amended, the “Schedule 13D”). This Amendment No. 6 relates to the common stock, par value $0.10 per share (the “Common Stock”), of E-Z-EM, Inc. (the “Company”), whose principal executive office is located at 1111 Marcus Avenue, Lake Success, New York 11042 and is being filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). The purpose of this Amendment No. 6 is to report that the Reporting Person’s beneficial ownership of the Common Stock of the Company is no longer more than five percent. Pursuant to Rule 13d-2(b) under the Exchange Act, following this Amendment No. 6, the Reporting Person will not be required to make additional filings with respect to the Common Stock of the Company.

Item 1. Security and Issuer.

      Unchanged.

Item 2. Identity and Background

      The text of Item 2 of the Schedule 13D is amended and restated in its entirety to read as follows:

      This Statement is filed solely on behalf of the Reporting Person.

      (a), (b), and (c)

      The address of the Reporting Person is c/o Sutherland Asbill & Brennan LLP, attn: Geoffrey Edwards, 999 Peachtree St., N.E., Atlanta, Georgia 30309. The Reporting Person is self-employed as a doctor of pathology.

      (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      Unchanged.

Item 4. Purpose of Transaction.

      Unchanged.

Item 5. Interest in Securities of the Issuer.

      The text of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

      (a) and (b). The percentages set forth below and on page 2 hereof are based on 10,777,758 shares of Common Stock outstanding as of April 7, 2005, as disclosed in the Company’s Form 10-Q for the quarterly period ending February 26, 2005, as filed with the Securities and Exchange Commission on February 12, 2005.

      The Reporting Person beneficially owns 482,543 shares of Common Stock directly. This number excludes (a) 106,410 shares held by the Reporting Person’s wife Sara W. Meyers, and (b) 8,005 shares in which the Reporting Person has a remainder interest and his mother, Betty K. Meyers, has a life estate. The Reporting Person does not have voting or investment control over the shares described in (a) through (b) of this paragraph, and expressly disclaims beneficial ownership of all such shares.

      (c). During the past 60 days, the Reporting Person has not effected any transaction in the Common Stock.

      (d). Not applicable.

      (e). On or about December 31, 2003, each of Betty K. Meyers, the Limited Partnership and the Meyers Management Trust ceased to be a beneficial owner of more than five percent of the outstanding Common Stock as a result of the liquidation of the Limited Partnership as described in this Item 5. On or about November 16, 2004 Jonas I. Meyers ceased to be a beneficial owner of more than five percent of the outstanding Common Stock of the Company. On or about January 12, 2005 the Reporting Person ceased to be a beneficial owner of more than five percent of the outstanding Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Unchanged.

Item 7. Materials to be Filed as Exhibits.

      Unchanged.

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2005

/s/ Stuart J. Meyers
Stuart J. Meyers